FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: January 15, 2004	James A. Ryan Chief Financial Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC ANNOUNCES EXCLUSIVE ONLINE POKER AGREEMENT WITH
BETFAIR, THE WORLD’S LARGEST BETTING EXCHANGE

Betfair chooses CryptoLogic-developed software to expand into one of the Internet’s biggest growth markets

January 15, 2004 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, is pleased to announce that the company is advancing its international growth with new customer, Betfair, the largest online betting exchange.

Through a license agreement with CryptoLogic subsidiary WagerLogic Limited, Betfair will introduce one of the world’s most popular card games using WagerLogic’s leading player-to-player poker technology.

“Betfair is an outstanding opportunity to increase CryptoLogic’s leadership in the fast-growing online poker market,” said Lewis Rose, CryptoLogic’s President and CEO. “Betfair is in perfect step with CryptoLogic’s strategy of doing business with the best in gaming. Together, we have a winning formula: Betfair’s world-leading brand in betting exchanges, strong player base, and global marketing might – matched with our sophisticated poker solution. Betfair offers exciting promise as its online poker site is launched this year, and starts to build momentum.”

Betfair has revolutionized the global and UK online sports wagering industries with its online betting exchange service. The founders of the betting exchange concept, Betfair retains a 90% share of the growing multi-billion dollar market. The company matches well in excess of £50 million in bets per week on a wide range of sports, entertainment and financial markets. Poker offers Betfair the opportunity to consolidate its leadership in the exchange market by offering a new wagering product to its global customer base.

“Online poker is a natural complement to Betfair’s sports betting business. We are delighted to be working with a company of CryptoLogic’s caliber and experience. In CryptoLogic, we identified a partner with top-class technology and one who shares our aspirations to create the best integrated poker platform on the Internet,” said Steve Ives, Betfair’s Business Development Director.

“With our proven poker software, Betfair is ideally positioned to capitalize on the large, high growth online poker market to our mutual benefit,” added Jon Moss, WagerLogic’s Director of Business Development.

Poker has quickly become a favorite with Internet users, attracting an increasing number of both casual players and seasoned professionals. The Internet poker market has grown six-fold in the past year to an estimated 10% of a $5 billion in revenue global online gaming market. Since the launch of its poker offering in October 2002, CryptoLogic has already earned a market-leading position and powers one of the top 10 poker rooms on the Web. Industry analysts estimate that these top 10 sites account for approximately 90% of the online poker market.

Tel (416) 545-1455     Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a leading software development company serving the global Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the Nasdaq National Market (symbol: CRYP) and the London Stock Exchange (symbol: CRP). There are currently 12.3 million common shares outstanding.

About Betfair (www.betfair.com)
Founded in 2000 and located and licensed in the United Kingdom, Betfair is the world’s largest online betting exchange. A betting exchange is a bookmaker, which allows customers to bet at prices set by themselves, rather than having to accept prices dictated to them by the wagering operator. Using sophisticated technology modeled on the New York stock exchange, Betfair accepts bets placed by individuals on a wide range of sports, horse racing, entertainment and financial events, and immediately offsets them against counter-orders from other customers. All bets on Betfair are placed by individuals who want to bet for or against the outcome of a given event.

With turnover exceeding £50 million per week, Betfair has a user base from more than 80 countries worldwide. Its services are offered in multiple languages – English, Chinese, Danish, Finnish, German, Greek, Italian, Norwegian, and Swedish – and the company targets users from all over the world. At peak times, the exchange matches up to 12,000 bets a minute. The company’s co-founders were jointly voted Ernst & Young Emerging Entrepreneur of the Year 2002. Betfair was awarded the Queen’s Award for Enterprise, in the Innovation Category for 2003.

For more information, please contact:
    CryptoLogic, (416) 545-1455
    Nancy Chan-Palmateer, Director of Communications
    Jim Ryan, Chief Financial Officer

Betfair.com, + 44 20 8834 8000
Caspar Hill, Communications Executive
poker@betfair.com	Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

Financial Dynamics, + 44 20 7831 3113 (UK media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.